Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: October 25th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of October 23rd, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: October 25th, 2006	By:	/s/Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke
	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

ALTANA Pharma receives approval to market Ciclesonide Nasal Spray in the U.S.
     •   OMNARIS™ to broaden Ciclesonide product platform
Bad Homburg/Konstanz, Germany, October 23, 2006 — ALTANA AG (NYSE: AAA; FSE: ALT) announced today that the U.S. Food and Drug Administration (FDA) has granted marketing approval for OMNARIS™ (Ciclesonide nasal spray), 200µg once-daily.
OMNARIS™ is an intranasal corticosteroid containing Ciclesonide as active substance. It is indicated for the treatment of nasal symptoms associated with seasonal and perennial allergic rhinitis in patients 12 years of age and older. In addition, the FDA determined OMNARIS™ approvable for the indication in children ages 2 to 11 years of age.
“With the approval of OMNARIS we offer patients with allergic rhinitis an innovative treatment option,” said Dr. Hans-Joachim Lohrisch, Member of the Board of ALTANA AG and CEO of ALTANA Pharma. “OMNARIS will extend our Ciclesonide product platform by an important new therapeutic from ALTANA Pharma’s own research.”
OMNARIS™ is ALTANA Pharma’s first product which is subject to the new out-licensing strategy regarding commercialization in the U.S. The market introduction of OMNARIS™ in the U.S. is being planned for 2007 depending on negotiations with external partners.
Intranasal corticosteroids are considered to be the gold standard for the treatment of allergic rhinitis, and they work by reducing inflammation — the major underlying cause of nasal symptoms.
Ciclesonide: A broader product platform
Based on Ciclesonide ALTANA Pharma is developping a broader product platform. Besides the nasal spray, Ciclesonide is also the active substance of an inhaled corticosteroid, that is already approved in 39 countries worldwide for the treatment of persistent asthma. A new drug application for this inhaled corticosteroid has also been filed with the U.S. FDA. A new drug submission (NDS) for Ciclesonide nasal spray was submitted to the Canadian regulatory authority Health Canada in January 2006. In addition, the Ciclesonide platform will also include a fixed combination product with a long-acting beta-agonist, currently in phase II of clinical development. ALTANA Pharma partners with Sanofi-Aventis in the United States and with Teijin in Japan on various Ciclesonide based products.
About Allergic Rhinitis
Allergic rhinitis is a chronic inflammatory disease of the nasal mucosa causing sneezing, itching, nasal congestion, and discharge. Seasonal allergic rhinitis is caused by substances that trigger allergies and is sometimes referred to as hay fever. Perennial allergic rhinitis is a chronic condition caused by triggers such as pet dander and dust. The result of poorly controlled allergies can result in impairments in day-to-day activities as well as a reduction in a patient’s quality of life. According to the American Academy of Allergy,

Asthma, and Immunology, more than 40 million Americans are currently estimated to suffer with allergic diseases and allergies are the sixth leading cause of chronic disease in the United States.
This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include information on the planned market introduction of OMNARIS™ in the U.S. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical products, the level of ALTANA’s investment in pharmaceuticals related R&D, decisions of the competent regulatory authorities, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals and the composition of ALTANA’s pharmaceuticals portfolio.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.
This press release is also available on the Internet at www.altana.com.
For inquiries please contact:
ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P + 49 (0) 6172 1712-160
P + 49 (0) 6172 1712-150
F + 49 (0) 6172 1712-158
Investor Relations:
P + 49 (0) 6172 1712-163
P + 49 (0) 6172 1712-165
F + 49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974 61 92
F +1 212 974 61 90